HILL INTERNATIONAL, INC.
303 Lippincott Centre
Marlton, NJ 08053

          December 19, 2006
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela A. Long

Re:  Hill International, Inc.
    Registration Statement on Form S-3 (File No. 333-114816)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hill International, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 PM on Thursday, December 21, 2006, or as soon as practicable thereafter.

HILL INTERNATIONAL, INC.

By:	/s/ Irvin E. Richter
Irvin E. Richter
Chief Executive Officer